

Mail Stop 7010

September 12, 2006

Edmond L. Lonergan
President and Chief Executive Officer
EMTA Holdings, Inc.
7430 E. Butherus, Suite C
Scottsdale, AZ 85260

   Re: EMTA Holdings, Inc.
     Registration Statement on Form S-1
     Filed August 14, 2006
     File No. 333-136583

Dear Mr. Lonergan:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2 filed August 14, 2006
Calculation of Registration Fee

1. We note your disclosure that under the terms of the registration rights agreement, the number of shares into which the notes are convertible is being multiplied by 2.25. Please tell us the purpose of this provision.

Edmond L. Lonergan
EMTA Holdings, Inc.
September 12, 2006
Page 2

General

2. Please update your registration statement to include interim financial statements and the related discussion and analysis necessary to comply with Rule 3-12 of Regulation S-X.

Prospectus Cover Page

3. We note your representation that "An application will be filed with the National Association of Securities Dealers (NASD) for the trading of our common stock…." We note that only market makers can apply to have securities quoted on the OTCBB. Please revise to clarify whether you have contacted a market maker regarding sponsorship of you security on the OTCBB.

Prospectus Summary, Page 1

4. We note your reference to the discount rate if the registration statement is effective by August 25, 2006. Since this date has already passed and the registration statement is not effective, please revise.

Risk Factors, page 4

5. Please include a risk factor detailing the risk that the number of shares you issue in connection with the conversion of your 6% Notes will be based upon a discount to the then-prevailing market price and, as a result, the lower the stock price at the time of the conversion, the more common shares the shareholder will receive. To the extent that the selling security holder receives and then sells its common stock, the common stock price may decrease due to the additional shares in the market. This could allow the selling security holder to receive even greater amounts of common stock, the sales of which would further depress the stock price.

6. Please also include a risk factor with respect to the fact that investors in the notes have a security interest in substantially all of the company's assets.

"As we currently purchase all of our product supply….", page 4

7. Please identify your suppliers and include any material contracts as exhibits to this filing.

Management Discussion and Analysis, page 9

8. The last sentence of the first paragraph under the heading "Business Segments" is

unclear. Please revise.

9. Please expand your disclosure to describe in more detail the nature of the operation or assets acquired from White Sands, LLC, including the status of any products under development or for which a market had already been established. The extent of any sales activity prior to your acquisition should be clear.

Accounting Treatment, page 9

10. Please expand your disclosure to discuss the nature of your company (e.g., whether you were just a privately held shell or holding company) prior to your reverse merger with EMTA Corp, and the reason EMTA Corp wanted to do a reverse merger with you.

Results of Operations, page 12

Year Ended March 31, 2006 Compared to the Year Ended March 31, 2005

11. Please revise to explain how "price adjustments, promotional costs and development of new sales outlets" contributed to the decrease in consolidated net sales for the period.

12. Likewise, please explain how the company became more "mature and self sufficient" such that its selling, general and administrative expenses increased.

Year Ended March 31, 2005 Compared to the Year Ended March 31, 2004

13. We note that you attribute the increase in sales during this period to "a change in management and redirection of the sales efforts." Please explain how these factors contributed to the increase.

Liquidity and Capital Resources, page 13

14. Please revise your explanations of changes in net cash used in operating activities to discuss the business reasons causing your cash flow changes, instead of merely stating the line items reflecting the changes. You may find the guidance offered in FRC Section 501.13.b.1 helpful in improving your disclosures in this area.

15. Please disclose whether any portion of depreciation expense is attributable to your cost of sales; and your reasoning forming the basis for your view. If yes, please reclassify such amounts to reflect these in your measure of gross profit.

Business, page 15
Our Products, page 15

16. It appears that the last sentence of the first paragraph in this section is a repeat. Please remove.

Sales and Marketing, page 16

17. We note that you list a number of large, national retailers for your products. Please disclose the basis for including these retailers. For example, are they your largest retailers based on revenues or based on some other factor?

Intellectual Property, page 16

18. We note that Dover produces one of your products. Please disclose any other material relationship between EMTA and Dover.

19. Please disclose the duration and effect of all trademarks or licenses held.

Research and Development, page 17

20. Please elaborate regarding the test results that confirm that your Clean Boost product achieved a 2-5% reduction in fuel consumption. Describe the nature of the tests conducted.

Executive Compensation, page 21

21. We note that your President and CEO, Mr. Lonergan, is paid under the terms of a consulting agreement with Corporate Architects, Inc. We note that the monthly amounts under this agreement have increased to $10,000 while Mr. Lonergan's salary is still listed at $90,000. Please advise.

Selling Shareholders, page 25

22. Please disclose the natural person with the power to vote or dispose of the securities held by any selling shareholder that is not a natural person. See interpretation 4S of the Manual of Publicly Available Telephone Interpretations (March 1999 supplement).

23. Disclose whether any of the selling security holders is either a registered broker-dealer or an affiliate of a registered broker-dealer. Any registered broker-dealer must be identified as an underwriter unless he received the shares being resold as compensation for investment banking services. If any of the selling shareholders

is an affiliate of a registered broker-dealer, disclose, if true, that the selling shareholder purchased the shares in the ordinary course of business, and that at the time of the purchase, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities. Alternatively, if these statements are not true, then the prospectus must state that the selling shareholder is an underwriter.

24. Disclose the GunnAllen Financial's relationship to the offering, if any.

Plan of Distribution, page 28

25. Please disclose in further detail the indemnification provided by the company to selling shareholders, brokers, dealers and agents. Additionally, please disclose the indemnification that selling shareholder is providing to the company.

Consolidated Statements of Stockholders' Equity, page F-5

26. Please revise your consolidated statements of stockholders' equity to show the effects of exchanging shares in your two reverse mergers on a retroactive basis. Share activities of the accounting acquirer in a reverse merger should be recast using the ratio of shares issued by the legal acquirer in the reverse merger over shares of the accounting acquirer that were outstanding immediately prior to the exchange.

You may refer to the guidance in Section I.F of Division of Corporation Finance: Frequently Requested Accounting and Financial Reporting Interpretations and Guidance, located on our website at the following address.

http://www.sec.gov/divisions/corpfin/guidance/cfactfaq.htm#P162_22074

Please note the reference on our website to guidance issued by the Emerging Issues Committee of the Canadian Institute of Chartered Accountants, which we believe is compatible with U.S. GAAP in this area, and is available in EIC 10.

Once you have revised the presentation, please also revise your disclosures to explain the procedures employed and the specific entries that are made in the equity section to account for each reverse merger, specifying the number of shares exchanged in each instance, and the value of net assets acquired.

Note 1 – The Company, page F-7

27. Please clarify in your disclosure whether the acquisition of White Sands, LLC represented an acquisition of assets or a business, based on the definition residing in Rule 11-01(d) of Regulation S-X and EITF 98-3. Submit the analysis that you

performed, in making this determination. If you acquired a business, please submit the analysis of significance that you prepared under Rule 3-05 of Regulation S-X in determining that separate financial statements of White Sands were not required.

28. For each transaction described in your Acquisitions, Mergers and Reverse Acquisitions section, please disclose the purpose of each transaction, the assets and liabilities acquired and the values assigned to them.

Note 2 – Significant Accounting Policies, page F-7

Components of Cost of Sales, page F-9

29. We note you disclose that direct production is a component of your cost of sales, while you disclose on page 4 that you outsource 100 percent of your production and have no in-house product manufacturing capability. Please revise your disclosure to resolve this inconsistency.

New Accounting Standards, page F-10

30. Please expand your disclosure to state your FAS 123(R) adoption date and adoption method.

Note 9 – Company Stock, page F-13

31. Please expand your disclosure to clarify the date (month, day and year) and the per share price for each of your stock issuance transactions.

Discuss your rationale for the per share price used in each non-cash stock issuance transaction. For example, explain why in 2005 you valued the 3,550,000 shares of common stock that you granted to your employees at only $.04 per share (based on the $142,000 amount disclosed in your statements of stockholders' equity and statements of cash flows), while your $1,690,462 debt was converted to 2,702,900 shares of your common stock, or $.63 per share.

Similarly, discuss your rationale for the per share price used in each stock issuance transaction disclosed in your Item 26 on page II-1.

Note 11 – Subsequent Events, page F-15

32. We note you disclose on this page, as well as on pages 1 and 14, that you entered into a securities purchase agreement for the sale of $3,000,000 in secured convertible notes and seven-year warrants to purchase 7,000,000 shares of your common stock at $2.50 per share. You further disclose that on August 9, 2006,

you amended the agreement terms to provide for a reduction in the warrant exercise price in the event your common stock price falls below $2.

In the notes to your updated interim financial statements, please ensure that you include disclosures addressing the following points:

(a)   Explain how you account for your note conversion feature, sufficiently to understand how you have applied the guidance in EITF 98-5.

(b)   Explain how you account for your warrants, including the modification that provides for a reduction in the warrant exercise price. It should be clear how you have applied the guidance in SFAS 133 and EITF 00-19 in terms of your warrant classification and the related accounting, and how your accounting for the modification follows the guidance in SFAS 123(R).

Note 12 – Acquisitions and Pro Forma Financial Statements, page F-14

33. Clarify for us the purpose of your combining balance sheet on page F-16. Since the effects of your two reverse mergers and acquisition of White Sands, LLC have already been reflected in your historical consolidated balance sheet as of March 31, 2006, the utility of the pro forma balance sheet is unclear.

34. Please submit a schedule showing the composition of your pro forma income statement presentation on page F-17. Include, in columnar format for each year, historical amounts for the acquirer and acquiree, and pro forma adjustments necessary to arrive at your yearly pro forma totals. If you are able to show compliance with Rule 11-02(b)(6) of Regulation S-X, you will need to follow the preparation guidelines in Article 11, which would include disclosing the assumptions and methodologies used in calculating your adjustments, including your rationale for using them.

Item 28. Undertakings, Page II-2

35. Please revise this section consistent with the requirements of Item 512 of Regulation S-K.

Exhibits

36. Please file all exhibits as soon as practicable. We may have additional comments once the exhibits are filed.

Exhibit 23.2 - Consent of Independent Registered Public Accounting Firm

37. Please ask your auditors to revise their consent to indicate whether the consent is for all of the financial statement periods that are covered by their audit.

CLOSING COMMENTS

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the

Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Lily Dang, Staff Accountant, at (202) 551-3867 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Beth Lentini, Attorney-Advisor, at (202) 551-3334, or in her absence, me at (202) 551-3685 with any other questions.

Sincerely,

Tangela Richter
Branch Chief

cc: Marc J. Ross